

COMMONGOOD SECURITIES, LLC

ORLANDO, FLORIDA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69989

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/01/2021___ AND ENDING ___12/31/2021___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___CommonGood Securities, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

824 Highland Ave, Suite 207
_____
(No. and Street)

Orlando	FL	32803
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff Shafer	407-476-5453	jeff@commongoodcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
_____
(Name – if individual, state last, first, and middle name)

4920 West Cypress Street, Suite 102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

4/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jeff Shafer_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____CommonGood Securities, LLC_____, as of _____December 31_____, 2021 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____CEO_____

KALPESH P. PATEL
Commission # HH 052039
Expires November 16, 2024
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Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COMMONGOOD SECURITIES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **CommonGood Securities, LLC:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **CommonGood Securities, LLC** as of December 31, 2021 the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **CommonGood Securities, LLC** as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **CommonGood Securities, LLC's** management. Our responsibility is to express an opinion on **CommonGood Securities, LLC's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **CommonGood Securities, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, and Computation for Determination of Reserve Requirements and Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of **CommonGood Securities, LLC's** financial statements. The supplemental information is the responsibility of **CommonGood Securities, LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, and Computation for Determination of Reserve Requirements and Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **CommonGood Securities, LLC's** auditor since 2018.

Assurance Dimensions
Tampa, Florida
February 24, 2022

ASSURANCE DIMENSIONS **CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES**
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

COMMONGOOD SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	116,651
Accounts receivable		93,776
Prepaid expenses and other assets		24,551
Total assets	**$**	**234,978**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable	$	12,442
Accrued expenses		21,944
Commissions payable		61,504
Total liabilities		**95,890**
Member's equity		139,088
Total liabilities and member's equity	**$**	**234,978**

The accompanying notes form an integral part of this financial statement.

COMMONGOOD SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:

Success fees	$	184,656
M&A advisory		172,000
Services fees		81,000
Other income		12,892
Total revenues		**450,548**

Expenses:

Commission	258,042
Employee compensation and related payroll taxes	135,232
Professional fees	41,075
Advertising and marketing	32,830
Technology, data and communication costs	21,319
Regulatory & registration fees	16,700
Travel & entertainment	10,710
Occupancy and equipment	7,920
Other	14,327
Total expenses	**538,155**

Net loss	$	**(87,607)**

The accompanying notes form an integral part of this financial statement.

COMMONGOOD SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Member's equity balance - beginning of year	$ 226,695
Net Loss	(87,607)
Member's equity balance - end of year	**$ 139,088**

The accompanying notes form an integral part of this financial statement.

COMMONGOOD SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:

Net loss	$ (87,607)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Accounts receivable	(29,932)
Prepaid expenses and other assets	(5,015)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(13,754)
Commissions payable	43,674
Net cash used in operating activities	**(92,634)**
Net decrease in cash and cash equivalents	**(92,634)**
Cash and cash equivalents - beginning of the year	209,285
Cash and cash equivalents - end of the year	**$ 116,651**

The accompanying notes form an integral part of this financial statement.

COMMONGOOD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
YEAR ENDED DECEMBER 31, 2021

Note 1 - Organization

CommonGood Securities, LLC (the "Company") is a Florida limited liability company based in Winter Park, FL. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides private placement and corporate finance advisory services to corporations and fund managers in the United States. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company commenced operations on February 12, 2018 and is 100% owned by CommonGood Capital, LLC (the "Parent").

Note 2 - Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - <u>Significant Accounting Policies (Continued)</u>

Revenue Recognition

The Company recognizes revenue in accordance with ASC606, Revenue from Contracts with Customers.

The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company enters into fee agreements with corporations and fund managers for various private placement offerings. The Company earns Success Fees by referring qualified prospective investors to the investment fund. The Company may receive distribution fees paid by the fund manager or fund upfront and/or over time. The Company believes its performance obligation is the referral of investors which is fulfilled when the investor purchases an interest in a fund (trade date). Any fixed amounts are recognized on trade date. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, since the uncertainty is dependent on the value of the fund at future points in time as well as the length of time an investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the value of the fund and the investors' activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

In addition, the Company may recognize revenue from consulting fees which may be earned and recognized over the life of the underlying agreement, at the time work is performed and services are rendered. They are presented as Services Fees on the accompanying Statement of Operations for the year ended December 31, 2021.

The Company also provides, M&A advisory services, through fundraising and financial brokerage services whereas the Company identifies and introduces clients to third party sources which would provide financing and/or refinancing options. Commissions are calculated as a percentage of the aggregate amount of the respective financing. Performance obligation is deemed to be satisfied at the completion of rendered services and revenue is recognized when client received payment from the third party source at which point it becomes nonrefundable.

Cash and Cash Equivalents

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is

Note 2 - <u>Significant Accounting Policies (Continued)</u>

exposed to any significant credit risk on cash and cash equivalents. At December 31, 2021 the Company is not in excess of federally insured limits.

The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less. As of December 31, 2021, the Company has $94,047 cash equivalents in its Money Market account.

Accounts Receivable

Accounts receivable represent amounts due from fund managers for various private placement offerings. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2021 because it was fully collected.

Operating Expenses

Operating expenses such as professional services fees, regulatory fees and broker-dealer fidelity bond insurance premiums are related to operating activities of the Company. These are expensed in the period to which they relate.

Income Taxes

Income taxes are not payable by, or provided for, the Company, since the Company is a single member Limited Liability Company. In accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes,* the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's 2018 through 2020 tax years are open for examination by the federal and state taxing authorities. As of December 31, 2021 there were no examinations in process.

Relevant Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates. Other accounting standards that have been issued or proposed by FASB or other standards.

Note 2 - Significant Accounting Policies (Continued)

setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2021 and February 24, 2022, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no subsequent events that occurred during the period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

Note 3 – Prepaid Expenses

Company's prepaid assets in the amount of $24,551 as of December 31, 2021 comprised mainly of FINRA Annual Renewals and FINRA Flex Funding account.

Note 4 – Related Party Transactions

The Company has an Expense Sharing Agreement (ESA) in place with its Parent. Under the terms of the ESA, the Parent provides the Company with human capital and relative expenses are calculated monthly and allocated to the Company based on agreed upon percentages. These shared expenses include salaries, benefits, bonuses, and employee related taxes. The Company's total reimbursements for the year amounted to $ 41,832 as reflected on the Statement of Operations for the period ended December 31, 2021.

The Company is also engaged with Fortis Green Renewables Investment Management I, LLC which acts as a manager of Fortis Green Renewables Green Fund I, that primarily invests in small-scale renewable energy projects in Sub-Saharan Africa. Parent of the Company, CommonGood Capital, LLC, holds a 20% equity interest in the fund Manager, as described in the Confidential Private Placement Memorandum of the Fund. Moreover, The Company does not receive any compensation for the services provided under the terms of this Agreement; however, The Company does receive monthly administration fees and any expense reimbursements, that amount was recorded at $13,896 on December 31, 2021.

Note 5 -Net Capital Requirements

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2021, the Company's "Net Capital" was $20,761 and the "Required

Note 5 - <u>Net Capital Requirements (Continued)</u>

Net Capital" was $6,393. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 4.62 to 1.

Note 6 – <u>Paycheck Protection Program ("PPP") Loan</u>

In January 2021, the Company received a $25,200 PPP loan authorized by the CARES Act. In June 2020, the AICPA issued Technical Question and Answer ("TQA") 3200.18, *Borrower Accounting for a Forgivable Loan Received Under the Small Business Administration Paycheck Protection Program*. The TQA addresses accounting for nongovernmental entities that believe the

PPP loan represents, in substance, a grant that is expected to be forgiven, it may account for the loan as a deferred income liability. The TQA further states that if such an entity expects to meet the PPP's eligibility criteria and concludes that the PPP loan represents in substance, a grant that is expected to be forgiven, it may analogize to International Accounting Standard ("IAS") 20 to account for the PPP loan. The loan was fully forgivable and was treated as a grant under IAS 20.

Under the standard, the grant was presented as a reduction of rent and payroll expenses on a systematic basis over the periods in which these monthly expenses were incurred.

Note 7 – <u>Risk and Uncertainties</u>

The Company continues to monitor the impact of the COVID-19 (coronavirus) outbreak closely as new developments and challenges take place. While to date the Company has not been required to stop operating, the virus has affected its lines of business and areas in which it operates. The extent of its impact on 2021 fiscal year operations is evident in our bottom line; however, the Company is optimistic that it will generate sufficient revenue to fund its future operations in the upcoming year. Otherwise, it will resort to relying on CommonGood Capital for financial support through capital contributions until more favorable economic environment whereas Company is able to sustain its independency.

COMMONGOOD SECURITIES, LLC
Supplemental Information
Computation of Net Capital Pursuant to S.E.C. Rule 15c3-1
December 31, 2021

Net Capital

Total member's equity from the Statement of Financial Condition	**$ 139,088**
Non-Allowable Assets from the Statement of Financial Condition	(118,327)
Net Capital before haircuts	20,761
Net Capital	**20,761**
Net Capital Requirements	
Greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $ 95,890	6,393
Excess Net Capital	**$ 14,368**
Aggregate Indebtedness Ratio (Maximum Allowable 1500%):	
Aggregate Indebtedness	95,890
Divided By	/
Net Capital	20,761
Aggregate Indebtedness Ratio	**4.62**

The net capital computed above and the Company's computation of net capital on its December 31, 2021 FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

COMMONGOOD SECURITIES, LLC

**STATEMENT ON EXEMPTION FROM
THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENT UNDER RULE 15c3-3**

DECEMBER 31, 2021

The Company did not claim an exemption to SEA Rule 15c3-3 throughout the fiscal year ended December 31, 2021, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014, in relation to the Company's private placement of securities business.

In order to avail itself from this option, the Company represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts, and will remain, limited to private placement of securities business and merger & acquisitions advisory services.

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

COMMONGOOD SECURITIES, LLC

**STATEMENT ON EXEMPTION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3**

DECEMBER 31, 2021

The Company did not claim an exemption to SEA Rule 15c3-3 throughout the fiscal year ended December 31, 2021, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014, in relation to the Company's private placement of securities business.

In order to avail itself from this option, the Company represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts, and will remain, limited to private placement of securities business and merger & acquisitions advisory services.

The Company had no obligation under Rule 15c3-3 throughout the most recent fiscal year without exemption.

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

CommonGood Securities
275 E. Webster Avenue
Winter Park, FL 32789
888-736-4485
info@commongoodcap.com
commongoodcap.com



February 24, 2022

Exemption Report Pursuant to Rule 17A-5 of the Securities and Exchange Commission

RE: CommonGood Securities, LLC – December 31, 2021 Audit

CommonGood Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients;(2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Jeff Shafer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Signature
Name: Jeffrey Shafer
Title: CEO
Company: CommonGood Securities, LLC



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member
of **CommonGood Securities, LLC:**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) **CommonGood Securities, LLC** (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement offerings of securities business and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions,

Margate, Florida

February 24, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com